BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re: BIRCH MOUNTAIN RESOURCES LTD.

Material Change Report Under Section 146 of the Securities Act (Alberta), Section 85 of the Securities Act (British Columbia) and Section 75(2) of the Securities Act (Ontario)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on July 19, 2002.

Item 3 - Publication of Material Change/Press Release

A press release was issued on July 22, 2002.

Item 4 - Summary of Material Change

The Corporation completed the closing of a non-brokered private placement of 285,715 units at $0.35 per unit for gross proceeds of $100,000.25.

Full Description of Material Changes

The Corporation completed the closing of a non-brokered private placement of 285,715 units at $0.35 per unit for gross proceeds of $100,000.25. Each unit consists of one share and one warrant. Each warrant will be exercisable into one common share at an exercise price of $1.00 for a period of 14 months from closing.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Donald L. Dabbs, Vice-President and Chief Financial Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 19th day of July, 2002.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

By: /s/ Douglas J. Rowe
Douglas J. Rowe
President and CEO

Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S.W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

CALGARY, July 22, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF: OTC BB) ("Birch" or the "Corporation") is pleased to announce the second and final closing of its private placement of 285,715 units for gross proceeds of $100,000.25. No agent's fees or commissions were payable on this transaction. Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at a price of $1.00 per share for a period of 14 months.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.